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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

     For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from _____________ to ______________

                         Commission file number: 1-14603

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Retirement Plan for Field Underwriters
                        of MONY Life Insurance Company

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               THE MONY GROUP INC.
                                  1740 Broadway
                            New York, New York 10019

                    Retirement Plan for Field Underwriters of
                           MONY Life Insurance Company

                                      INDEX


                                                                        Page(s)
                                                                        -------

Independent Auditors' Report                                                 1

Financial Statements:
   Statements of Net Assets Available for Benefits
     as of December 31, 2002 and 2001                                        2

   Statement of Changes in Net Assets Available for
     Benefits for the year ended December 31, 2002                           3

   Notes to Financial Statements                                          4-12

Supplemental Schedules*:
   Schedule of Assets (Held at End of Year)
     as of December 31, 2002                                                13

   Schedule of Series of Reportable Transactions for the
     year ended December 31, 2002                                           14

Signature                                                                   15

Exhibit Index

        Exhibit 23.1                                                        16

        Exhibit 99.1                                                        17

        Exhibit 99.2                                                        18

        * All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

                          INDEPENDENT AUDITORS' REPORT

To the Benefits Committee of the Board of Directors of MONY Life Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the Retirement Plan for Field Underwriters of MONY Life Insurance Company (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2002, and series of reportable transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                            /s/ Mitchell & Titus LLP

New York, New York
May 23, 2003

                    Retirement Plan for Field Underwriters of
                           MONY Life Insurance Company

                 Statements of Net Assets Available for Benefits
                               As of December 31,


                                                      2002             2001
                                                  ------------     ------------

ASSETS

Investments, at fair values:

   MONY's Pooled Accounts                         $ 90,521,560     $120,597,124

   MONY's Guaranteed Interest Contracts             52,010,982       48,644,713

   Mutual Funds                                     21,262,883       27,598,761

   Common Stock Fund                                 1,257,449        1,768,976
                                                  ------------     ------------

      Net Assets Available for Benefits           $165,052,874     $198,609,574
                                                  ============     ============


   The accompanying notes are an integral part of these financial statements.

                    Retirement Plan for Field Underwriters of
                           MONY Life Insurance Company

            Statement of Changes in Net Assets Available for Benefits
                         For the year ended December 31,


                                                                     2002
                                                                 -------------

Net Assets Available for Benefits, beginning of year             $ 198,609,574
                                                                 -------------

Additions:
  MONY's Contributions                                               2,792,870

  Interest Income                                                    2,996,169
                                                                 -------------

       Total Additions                                               5,789,039
                                                                 -------------
Deductions:
  Net change in fair value of investments in
    MONY's Pooled Accounts, Mutual Funds
    and Common Stock Fund                                           25,392,590

  Participants' Benefits                                            13,675,266

  Administrative Fees                                                  277,883
                                                                 -------------

       Total Deductions                                             39,345,739
                                                                 -------------


       Net Decrease                                                 33,556,700
                                                                 -------------

Net Assets Available for Benefits, end of year                   $ 165,052,874
                                                                 =============


   The accompanying notes are an integral part of these financial statements.

                   Retirement Plan for Field Underwriters of
                          MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2002 and 2001


NOTE 1.   DESCRIPTION OF THE PLAN:

          The following description is provided for general information purposes only. Participants should refer to the plan document for complete information.

          A. General

          The Retirement Plan for Field Underwriters of MONY Life Insurance Company (the "Plan"), a defined contribution money purchase pension plan, was adopted to provide retirement benefits for Field Underwriters in recognition of their career service with MONY Life Insurance Company ("MONY" or the "Company"). Field Underwriters who are hired under a career contract with MONY are eligible to participate in the Plan.

          B. Contributions

          MONY contributes an amount equal to 5% of the participant's annual Benefit Bearing Career Contract earnings plus an additional 2% of such earnings in excess of the Social Security Old Age Survivor Disability Insurance wage base.

          All Plan contributions are placed in the MONY Investment Plan and Retirement Plan Trust (the "Trust"). The assets of the Plan are invested in the following funds administered through the Trust: the Equity Growth Fund (invested in MONY's Pooled Account No. 2), the Money Market Fund (invested in MONY's Pooled Account No. 4), the Special Equity Fund (invested in the Special Equity Fund sub-account of MONY's Pooled Account No. 10B), the Government Fixed Fund ("GFF", invested in MONY's Pooled Account No. 16-'99), the Public Bond Fund (invested in MONY's Pooled Account No. 38), the Equity Income Fund (invested in MONY's Pooled Account No. 40), Guaranteed Interest Contract Fund ("GIC Fund", invested in GICs issued by MONY), the Managed/Balanced Fund (invested in the Dodge & Cox Balanced Fund*), and the International Growth, and Growth Funds (invested in the Enterprise Group of Funds Inc., a family of Mutual Funds sponsored by Enterprise Capital Management, Inc., which is a wholly-owned subsidiary of MONY).

          ------------------------
          * Prior to May 20, 2002, the assets invested in the Dodge & Cox Balanced Fund were invested in the Enterprise Managed Fund.

                   Retirement Plan for Field Underwriters of
                          MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2002 and 2001


NOTE 1.   DESCRIPTION OF THE PLAN: (Continued)

          On April 17, 2000, MONY began offering a Company Stock Fund (The "Common Stock Fund") as an investment option. The Common Stock Fund uses "unit" accounting. As a unitized stock fund, the Common Stock Fund holds primarily MONY Group Inc. common stock and a small percentage of cash and short-term instruments, while members hold units of the Common Stock Fund.

          MONY contributions to the Trust are used to purchase shares in the funds described above, as elected by the participant. A Plan participant is entitled to the vested value of accumulated shares credited to the participant's account, including any earnings therefrom.

          Unlimited transfers among the Pooled Accounts and the Mutual Funds are permitted per calendar year. Money transferred from the GIC Fund cannot be transferred back into this Fund for 90 days. The GFF maintains balances from prior transfers and deposits; however, contributions and transfers are no longer permitted into this Fund.

          C. Withdrawals

          During active service, the Plan permits participants to withdraw voluntary deposits or company contributions plus interest credited thereon, subject to certain conditions. No partial withdrawal of the accumulated value of the voluntary deposits or company contributions can be made in an amount less than $500.

          D. Vesting

          MONY's contributions fully vest after completion of five years of service, upon early or normal retirement under a career contract, or upon death while under an active career contract with MONY.

          E. Forfeited Accounts

          At December 31, 2002 and 2001, forfeited non-vested accounts totaled $490,673, and $510,183, respectively. These accounts will be used to reduce future MONY contributions, except as defined in the Plan. These accounts are reflected in the accompanying financial statements.

                   Retirement Plan for Field Underwriters of
                          MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2002 and 2001


NOTE 1.   DESCRIPTION OF THE PLAN: (Continued)

          F. Payment of Benefits

          Participants terminating after at least five years of service with MONY, for causes other than death or retirement, may receive a deferred monthly income. The monthly income will be based on the amount in the participant's account. Upon a married participant's death prior to retirement or before his annuity starting date, the surviving spouse may elect an immediate straight-life annuity actuarially based on the present value of the participant's vested accrued benefit, or they may elect an optional form of distribution provided by the Plan. Upon an unmarried participant's death prior to retirement, the beneficiary will be entitled to receive a Plan distribution generally in the form of an immediate single-sum payment of the value of the vested portion of MONY's accumulated contributions and the value of the participant's accumulated deposits. Upon retirement, participants are entitled to receive the value of funds credited to their accounts in the form of immediate fixed or variable annuity benefits providing monthly income payments starting on their retirement date, or they may elect an optional form of distribution provided by the Plan. If a participant is married, such distribution must be in the form of a qualified joint and survivor annuity benefit, unless spousal consent is received authorizing another form of distribution.

          If an immediate annuity is elected, a transfer of the participant's balance to MONY in exchange for the guarantee of all future annuity benefits will occur.

          G. Plan termination

          MONY may amend or modify the Plan. Moreover, MONY may terminate the Plan, although management has no intention of terminating the Plan. In the event that the Plan is terminated, participants' accounts will become fully vested.

                   Retirement Plan for Field Underwriters of
                          MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2002 and 2001


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          Basis of Accounting

          The financial statements are prepared on an accrual basis of accounting.

          Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          Investment Valuation and Income Recognition

          Interest income is accrued as earned.

          Short-term securities other than money market instruments, with 60 days or less to maturity at the time of purchase are valued at amortized cost, which approximates fair value. Money market instruments are valued at cost, which approximates fair value; all other short-term securities are valued at fair value.

          Common stocks are valued at the closing market prices for securities traded on national securities exchanges, or at the last "bid" prices for "over-the-counter" securities.

          Bonds actively traded on a national securities exchange are valued at the last reported sales prices. Bonds traded "over-the-counter" are valued at the last reported "bid" prices.

          The Plan's investments in MONY's Pooled Accounts Nos. 2, 4, 10B, 38 and 40, Mutual Funds, and Common Stock Fund, are valued at quoted market value. Purchases and sales of shares of ownership in these funds are recorded on a trade date basis. Realized gains or losses on sales of shares are calculated on a first-in/first-out basis.

                   Retirement Plan for Field Underwriters of
                          MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2002 and 2001


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

          The Plan's investments in MONY's GIC Fund and the GFF (Pooled Account No. 16-'99) are stated at contract value including accrued interest, which approximates fair value.

          The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments in MONY's Pooled Accounts, Mutual Funds and MONY's Common Stock Fund, which consists of realized gains or losses and the unrealized appreciation or depreciation in the fair value of those investments.

          The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, guaranteed interest contracts, and other investment securities, through pooled accounts. Investment securities are exposed to various risks, such as interest rate, market and credit.

          Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

                   Retirement Plan for Field Underwriters of
                          MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2002 and 2001


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

          The shares and unit values of the Plan's investments in MONY's Pooled Accounts, MONY's GICs, Mutual Funds, and Common Stock Fund, which represent rounded amounts, as of December 31, 2002 and 2001, are as follows:

                                                               December 31, 2002              December 31, 2001
                                                       --------------------------------------------------------------
                                                           Number of     Unit Value        Number of     Unit Value
                                                             Shares       Per Share         Shares       Per Share
                                                             ------       ---------         ------       ---------
Pooled Accounts:
                      No. 2                                  160,830       $ 252.08          185,095      $ 325.30
                      No. 4                                  474,355          25.04          527,445         24.66
                      No. 10B                                285,171          64.88          313,261         85.87
                      No. 16 -'99                             99,751          12.13          114,107         11.54
                      No. 38                                 183,840          38.40          133,273         34.63
                      No. 40                                 222,379          50.95          241,681         60.19

Guaranteed Interest Contracts:
                      GIC 23                                       -              -           24,238         13.12
                      GIC 24                                       -              -           46,472         13.16
                      GIC 25                                  18,986          13.07           20,973         12.39
                      GIC 26                                  29,757          12.62           37,572         11.98
                      GIC 27                                  15,049          11.96           17,084         11.43
                      GIC 28                               4,203,212          12.18        4,051,334         11.55

Mutual Funds:
                      Managed/Balanced                     1,656,252           7.93        1,818,299          8.88
                      International                          257,436          11.96          283,207         14.87
                      Growth                                 311,849          16.17          344,631         21.02

Company Stock:
                      Common Stock Fund                      168,378           7.47          164,350         10.76

                   Retirement Plan for Field Underwriters of
                          MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2002 and 2001


 NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

          MONY's Pooled Accounts are separate accounts whose assets and liabilities are segregated from the other assets and liabilities of MONY. Management believes these pooled account assets and liabilities will not be affected by liabilities that may arise out of any other business that MONY may conduct.

          Pooled Account No. 2, the Equity Growth Fund, is a separate account primarily invested in common stocks with high earnings growth potential. Its objective is to achieve a greater total return than the stock market as a whole.

          Pooled Account No. 4, the Money Market Fund, is a separate account primarily invested in commercial paper. Its objectives are to obtain a high level of current income consistent with the preservation of capital and to maintain a quality portfolio of short-term money market instruments.

          Pooled Account No. 10B, the Special Equity Fund, is a separate account invested in securities of small to medium-size market capitalization companies.

          Pooled Account No. 16-'99, the Government Fixed Fund, is a separate account that provides for guaranteed rates of return on principal and interest. The Fund is invested solely in obligations of the U.S. Government and U.S. Government Agencies, which include Treasury Bonds, Bills, Notes and Agency Obligations.

          Pooled Account No. 38, the Public Bond Fund, is a separate account primarily invested in a diversified portfolio of publicly traded corporate bonds, concentrated in investment-grade issues in the four highest major-ranking categories established by Moody's or Standard & Poor's.

          Pooled Account No. 40, the Equity Income Fund, is a separate account primarily invested in common stock with relatively high current yields. Its objective is to offer above-average current income and the opportunity for capital appreciation.

          Guaranteed Interest Contracts are contracts with MONY that provide for guaranteed rates of return on principal invested over specified time periods. The assets supporting these contracts are invested with the general assets of MONY.

                   Retirement Plan for Field Underwriters of
                          MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2002 and 2001


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

          Managed/Balanced Fund assets are allocated among stocks, bonds and cash equivalents based upon the portfolio manager's evaluation of economic and market trends and the manager's perception of the relative values available from such types of securities. There is neither a minimum nor a maximum percentage of portfolio assets that must be invested in a specific investment category.

          International Fund is a diversified international asset management mutual fund that seeks capital appreciation primarily through a portfolio of non-U.S. equities.

          Growth Fund invests in the stocks of companies with long-term earnings potential but which are currently selling at a discount to their estimated long-term value. The Fund's equity selection process is generally lower risk than a typical growth stock approach.

          Common Stock Fund invests primarily in MONY Group Inc. common stock, and a small percentage of cash and short-term instruments.

NOTE 3.   INVESTMENTS:

          The following represents investment with fair values of 5% or more of the Plan's net assets as of December 31, 2002 and 2001:

          Issuer/Description                             2002            2001
          ------------------                            ------          ------

          MONY's Pooled Accounts:

          No. 2                                     $ 40,542,366    $ 60,211,955
          No. 4                                       11,878,702      13,008,164
          No. 10B                                     18,500,806      26,899,612
          No. 40                                      11,329,965      14,545,685

          MONY's Guaranteed Interest Contracts:
            GIC 28 (no maturity at 5.35%)             51,207,439      46,809,802

          Managed/Balanced Fund                       13,142,002      16,141,949

                   Retirement Plan for Field Underwriters of
                          MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2002 and 2001


NOTE 4.   TAX STATUS:

          The Internal Revenue Service ("IRS") has determined and informed the Company, by a letter dated March 25, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. A revised plan document was submitted to the IRS for approval on June 28, 2002, and the approval on the revision is pending.

NOTE 5.   ADMINISTRATIVE FEES:

          All usual and reasonable expenses of the Plan and the Plan administrator are paid by the Company but an amount approximating to .15% of the net asset values is reimbursed to the Company. The Plan's reimbursement to the Company for the year ended December 31, 2002 was $277,883.

NOTE 6.   TRANSACTIONS WITH PARTIES IN INTEREST:

          Fees paid during the year for trustee, recordkeeping, accounting and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

                    Retirement Plan for Field Underwriters of
                           MONY Life Insurance Company

                    Schedule of Assets (Held at End of Year)
                             As of December 31, 2002

                                                     Historical Costs     Fair Value
                                                     ----------------     ----------
MONY's Pooled Accounts:
       No. 2                                           $ 58,506,304      $ 40,542,366
       No. 4                                             11,818,278        11,878,702
       No. 38                                             6,718,648         7,059,963
       No. 10B                                           23,919,900        18,500,806
       No. 16 -'99 at 5.55%                                 996,351         1,209,758
       No. 40                                            13,470,338        11,329,965
                                                       ------------      ------------
                                                        115,429,819        90,521,560
                                                       ------------      ------------

MONY'S Guaranteed Interest Contracts:
       GIC 25 matures January 1, 2003 at 5.65%              248,179           248,179
       GIC 26 matures July 1, 2003 at 5.45%                 375,428           375,428
       GIC 27 matures July 1, 2003 at 4.75%                 179,936           179,936
       GIC 28 no maturity at 6.25%                       51,207,439        51,207,439
                                                       ------------      ------------
                                                         52,010,982        52,010,982
                                                       ------------      ------------
Mutual Funds:
       Managed/Balanced                                  10,084,160        13,142,002
       International Growth                               3,343,532         3,078,843
       Growth                                             5,838,798         5,042,038
                                                       ------------      ------------
                                                         19,266,490        21,262,883
                                                       ------------      ------------
Common Stock Fund:
       MONY Stock                                         1,762,688         1,257,449
                                                       ------------      ------------

       Total                                           $188,469,979      $165,052,874
                                                       ============      ============

                    Retirement Plan for Field Underwriters of
                           MONY Life Insurance Company

                  Schedule of Series of Reportable Transactions
                      For the year ended December 31, 2002


                                   Number of      Total Value of    Number of     Total Value          Cost of      Net Realized
Description of Investment          Purchases        Purchases         Sales         of Sales         Assets Sold    Gain (Loss)
                                   ---------        ---------         -----         --------         -----------    -----------
Money Market Fund                     222          $21,054,075         546        $22,383,940        $22,156,959    $   226,981
Equity Income Fund                    159            2,995,281         387          4,089,753          4,581,174       (491,421)
Special Equity Fund                   213            7,704,965         436          9,540,865         12,692,747     (3,151,882)
Managed/Balanced Fund                 147           18,031,199         735         19,308,357         22,934,358     (3,362,764)
Equity Growth Fund                    168            5,483,816         459         12,365,268         12,060,143       (305,125)

       Pursuant to the requirements of the Securities Exchange
     Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                               RETIREMENT PLAN FOR FIELD
                                               UNDERWRITERS OF MONY LIFE
                                               INSURANCE COMPANY





   Date: June 27, 2003                     /s/ Robert M. Beecroft
                                               -------------------------------
                                                     Robert M. Beecroft
                                                      Secretary -
                                                      Benefit Plan
                                                      Administration Committee,
                                                      as Plan Administrator